UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2021

PLUMAS BANCORP
(Exact name of registrant as specified in its charter)

California	000-49883	75-2987096
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5050 Meadowood Mall Circle, Reno, Nevada	89502
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (775) 786-0907

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	PLBC	The Nasdaq Stock Market LLC

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On March 10, 2021 Plumas Bancorp (the “Company” or “Plumas”) entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) with Feather River Bancorp, Inc., a Delaware corporation (“Feather River”), pursuant to which Feather River will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). The Merger Agreement contemplates that immediately after the Merger, Feather River’s wholly-owned subsidiary, Bank of Feather River, a California state-chartered bank (“Bank of Feather River”), will merge with and into Plumas Bank, a California state-chartered bank and wholly-owned subsidiary of the Company (“Plumas Bank”), with Plumas Bank as the surviving bank (the “Bank Merger”).

Subject to the terms and conditions of the Merger Agreement, the aggregate consideration payable to holders of Feather River upon completion of the Merger will consist of $4,735,184 in cash and 598,129 shares of Plumas common stock (the “Merger Consideration”). Holders of Feather River common stock will be entitled to elect to receive, in exchange for each share of Feather River common stock, either (i) shares of common stock of Plumas (the “Per Share Stock Consideration”) or (ii) cash (the “Per Share Cash Consideration”), subject to proration as provided in the Merger Agreement to ensure that the aggregate Merger Consideration consists of $4,735,184 in cash and 598,129 shares of Plumas common stock. The Merger Agreement provides that the amount of the Per Share Stock Consideration and the amount of the Per Cash Consideration payable per share will be equal in value, with shares of Plumas common stock valued based on the volume-weighted average trading price of Plumas common stock for the ten trading days ending on the last trading day immediately preceding the closing date of the Merger.

At the Effective Time, each unvested restricted stock award outstanding under the Feather River Bancorp, Inc. Restricted Shares Plan will vest and be entitled to receive the Merger Consideration.

The volume-weighted average trading price of Plumas common stock for the ten trading days ending on the last trading day immediately preceding March 10, 2021 was $27.67. Assuming the transaction closed on March 10, 2021, the aggregate Merger Consideration is valued at $21.3 million and Feather River shareholders would have received, for each share of Feather River common stock, either $17.42 cash or 0.6295 shares of Plumas common stock.

The Merger Agreement may be terminated in certain circumstances, including (i) by mutual written consent of the parties, (ii) by either party in the event, under certain circumstances, that the Merger is not consummated by November 30, 2021, (iii) by either party in the event that any required regulatory approval is denied and such denial has become final and non-appealable or if there is a permanent injunction restraining the Merger or the Bank Merger, (iv) by the Company if any of the required regulatory approvals includes conditions, restrictions or requirements which the Company reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the transactions contemplated by the Merger Agreement to such a degree that the Company would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known, (v) by either party if the other party has breached its representations, warranties or covenants set forth in the Merger Agreement in a manner that would cause the failure of the closing conditions to be satisfied, subject to a twenty business day cure period, (vi) by the Company if the board of directors of Feather River has (a) failed to make, or altered or modified, its favorable recommendation of the Merger to Feather River’s shareholders in a manner adverse to the Company, (b) recommended, endorsed, accepted or agreed to a competing acquisition proposal or (c) resolved to do any of the foregoing. Feather River must pay Plumas a termination fee in the amount of $675,000 and the reimbursement of up to $300,000 in expenses if the Merger Agreement is terminated under certain circumstances set forth in the Merger Agreement.

The Merger Agreement also provides that immediately prior to the Merger, each of Plumas and Plumas Bank shall appoint to its board of directors one member of Feather River’s board of directors, who shall be acceptable to both Plumas and Feather River.

Consummation of the Merger is subject to customary conditions, including, among others, approval by the Feather River shareholders and receipt of required regulatory approvals.

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Additional Agreements

Simultaneously with the execution of the Merger Agreement, each of the directors and certain executive officers of Feather River entered into a non-competition, non-solicitation and confidentiality agreement, pursuant to which each has agreed, among other things, not to compete with the Company or solicit customers or employees for the prescribed term. Furthermore, simultaneously with the execution of the Merger Agreement, each of the directors and executive officers of Feather River has entered into a Support Agreement pursuant to which each has agreed, among other things, to vote his or her shares of capital stock of Feather River in favor of the Merger Agreement and the transactions contemplated thereby.  The foregoing summary of the agreements described above does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Annex A (Form of Noncompetition, Non-Solicitation and Confidently Agreement) and Annex B (Form of Support Agreement) to the Merger Agreement, attached hereto as Exhibit 2.1, and are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On March 11, 2021, the Company and Feather River issued a joint press release announcing the execution of the Merger Agreement.  A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference. In addition, the Company has prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors.  The presentation is attached to this report as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 is furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as may be expressly set forth by specific reference in such document or filing.

Forward-Looking Statements

This Current Report on Form 8-K, including its exhibits, may contain forward-looking statements regarding the Company, Plumas Bank, Feather River, Bank of Feather River, and the proposed Merger.  These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the Merger might not be realized within the expected time frames or at all; regulatory approvals for the Merger may not be obtained or may include adverse regulatory conditions; the shareholders of Feather River may fail to approve the consummation of the Merger; and the conditions to the closing of the Merger may not be satisfied.  Further information on the Company’s risk factors is contained in the Company’s filings with the Securities and Exchange Commission, including the Form 10-K for the year ended December 31, 2020. Any forward-looking statement made by the Company in the report or the exhibits attached to this report speaks only as of the date on which it is made.

The Company, Plumas Bank, Feather River and Bank of Feather River undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Information about the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of the Company’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to its Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. The documents filed by Plumas with the SEC may be obtained free of charge at Plumas’s website at www.plumasbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Plumas by requesting them in writing to Plumas Bancorp, 5050 Meadowood Mall Circle, Reno Nevada 89502; Attention: Shareholder Relations, or by telephone at (775) 786-0907.

Plumas intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement/prospectus, which will be distributed to the shareholders of Feather River in connection with their vote on the Merger. Before making any voting or investment decision, investors and security holders of Feather River are urged to carefully read the entire proxy statement/prospectus when it becomes available, as well as any amendments or supplements, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the proxy statement/prospectus free of charge from the SEC’s website or from Plumas by writing to the address provided in the paragraph above. The proxy statement/prospectus and other relevant materials (when they become available) may be obtained by Feather River shareholders free of charge by contacting the Corporate Secretary of Feather River at (530) 790-2545.

The directors, executive officers and certain other members of management and employees at Feather River may be deemed participants in the solicitation of proxies in favor of the Merger. Certain information about the directors and executive officers of Feather River will be included in the proxy statement/prospectus regarding the proposed transaction.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Reorganization and Merger dated as of March 10, 2021, by and between Plumas Bancorp and Feather River.
99.1	Joint Press Release, dated March 11, 2021
99.2	Investor Presentation, dated March 11, 2021
104	Cover Page Interactive Data File

*  Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUMAS BANCORP

Dated: March 11, 2021	By:	/s/ Richard L. Belstock
Name: Richard L. Belstock
Title: Chief Financial Officer